SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 03/14 – TPP Araucária Lease Agreement Expires

     Companhia Paranaense de Energia - COPEL, pursuant to Securities and Exchange Commission of Brazil (CVM) Instruction 358/2002, informs its shareholders and the market in general that the Araucária thermoelectric power plant (TPP Araucária) lease agreement, entered into between UEG Araucária (UEGA), owner of TPP Araucária and PETROBRAS, expired on January 31, 2014, without renewal.

     Thus, as of February 1, 2014, the thermoelectric power plant operations turned again under UEGA’s responsibility, a subsidiary of COPEL, which holds 80% of its share capital (the remaining 20% are held by PETROBRAS). The return of TPP Araucária operations to UEGA is still subject to Aneel’s authorization.

Below, further information about TPP Araucária:

Project	Installed Capacity (MW)	Assured Power (average MW)	Partners	CVU* (R$/MWh)
			COPEL - 20%
TPP Araucária	484.1	365.2	COPEL GeT - 60%	695.18
			Petrobras - 20%

* Unit Variable Cost - CVU approved by Aneel Order nº 233 of January 31, 2014.

Curitiba, February 5, 2014

Luiz Eduardo da Veiga Sebastiani
Chief Financial and Investor Relations Officer

For additional information, please contact the Investor Relations team
 ri@copel.com or (55 41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 5, 2014

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.